SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On July 5, 2010, Kepco Australia Pty Ltd, a wholly-owned subsidiary of Korea Electric Power Corporation (“KEPCO”), entered into an agreement with Anglo American Metallurgical Coal Assets Eastern Australia Ltd. (“Anglo”) to acquire a 100% equity interest in Anglo Coal (Bylong) Pty Ltd. (“Bylong”), a wholly-owned subsidiary of Anglo, for a purchase price of A$402.8 million (or approximately Won 419.8 billion based on an exchange rate of Won 1,042.27 per Australian dollar as of July 2, 2010). Bylong owns and operates a bituminous coal mine in Bylong, Australia. Anglo is currently in the process of concurrently selling off five mines in Australia, of which Bylong owns and operates the largest. KEPCO’s rationale for the acquisition is to secure fuel sources for its power generation and hedge against fluctuations in fuel prices. KEPCO expects to secure an average of 7.5 million tons of bituminous coal per year from the Bylong mine during the period of 2016 to 2045. The closing of the acquisition is subject to approval by Anglo’s board of directors and the Australian Foreign Investment Review Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-keun
Title:	Vice President

Date: July 6, 2010